Berry Corporation (bry)
16000 N. Dallas Parkway, Suite 500
Dallas, TX 75248
(661) 616-3900
September 13, 2022
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention:    Mr. Arthur Tornabene-Zalas & Mr. Timothy S. Levenberg
Re:    Berry Corporation (bry)

Registration Statement on Form S-3
File No. 333-267240
Dear Messrs. Tornabene-Zalas and Levenberg:
Reference is made to our letter, dated September 12, 2022, in which we requested acceleration of the effective date of the above referenced Registration Statement on Form S-3 at 4:00 pm (Eastern time) on Tuesday, September 13, 2022. Berry Corporation (bry) (the “Company”) hereby withdraws such request and requests instead that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated under Rule 461 under the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 pm (Eastern time) on Wednesday, September 14, 2022, or as soon thereafter as possible.
We request that we be notified of such effectiveness by a telephone call to Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2222 and that such effectiveness also be confirmed in writing. The Company hereby authorizes Sarah K. Morgan, counsel to the Company, to orally modify or withdraw this request for acceleration.
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US 9187908

Sincerely,

Berry Corporation (bry)

By:    /s/ Danielle Hunter
Name:    Danielle Hunter
Title:    Executive Vice President, Corporate Secretary & General Counsel
cc:    Vinson & Elkins L.L.P.
Sarah K. Morgan
    [Signature Page to Acceleration Request]